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                                                                    Exhibit 4.28


As of February 24, 2003


NetEase.com, Inc.
Suite 1901, Tower E3, The Towers
Oriental Plaza, Dong Cheng District
Beijing, People's Republic of China 100738


Ladies and Gentlemen:

Reference is made to that certain letter of agreement dated March 23, 2000 between NetEase.com, Inc. and News Digital Ventures, as supplemented and amended by a letter agreement dated as of September 1, 2000 (as so supplemented and amended, the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement.

1. Clause 2(a) of the Agreement is hereby amended in its entirety to read as follows:

         (a) The News Corp Advertising Inventory to be provided pursuant to Clause 1 shall be on properties majority owned or controlled by News Corp from time to time or any other joint venture properties subject to availability (including Channel [V] and STAR TV) and such News Corp Advertising Inventory shall be provided over a period of four years commencing from Completion. Subject to the other provisions of this letter of agreement, Netease may use any portion of the News Corp Advertising Inventory at any time during such four year period. The nature of the News Corp Advertising Inventory to be provided (in terms of the exact property, time slots, placement and so forth) shall be subject to availability.

2. Clause 3(a) of the Agreement is hereby amended in its entirety to read as follows:

         (a) News will cause the News Corp Group to spend US$5 million over a period of four years commencing from Completion on on-line advertising and promotional inventory on Internet properties majority owned or controlled by Netease ("Netease Advertising Inventory").

3. Clause 11 of the Agreement is hereby amended in its entirety to read as follows:

         11. The term of this letter of agreement shall commence on Completion and shall expire three years thereafter; provided, however, that Clauses 1, 2, 3 and 11 of this letter of agreement shall expire four

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         years thereafter and Clauses 12 and 13 shall survive the expiry of this letter of agreement.

For the avoidance of doubt, the parties hereto agree that for purposes of the Agreement, as of the date of this letter (i) News has provided US$3 million of News Corp Advertising Inventory and (ii) News has spent US$1 million on Netease Advertising Inventory.

The parties hereto agree that this letter constitutes an integral part of the Agreement. Except as otherwise set forth in this letter, all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

Please indicate your confirmation of the foregoing by signing and returning to us the duplicate of this letter attached hereto.

Your faithfully,

For and on behalf of News Digital Ventures, a division of News Digital Media, Inc.



/s/ Bruce Churchill
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Name:  Bruce Churchill


Agreed and accepted:

For and on behalf of NetEase.com, Inc.



/s/ Ted Sun
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Name:  Ted Sun
Title: Acting Chief Executive Officer & Director